UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

In accordance with Paragraph 4 of Article 157 of Law No. 6,404/76 and CVM Resolution No. 44/2021, Banco Bradesco S.A. informs to the market that has revised the guidance for this year, as follows:

Indicator	Projection		Performed 9M22
	Previous	Current
Expanded Loan Portfolio	10% to 14%	Maintained	13.6%
Client Portion	18% to 22%	Maintained	23.4%
Fee and Commission Income	4% to 8%	Maintained	4.8%
Operating Expenses (Personnel + Administrative Expenses+ Other Operating Expenses Net of Income)	1% to 5%	Maintained	4.6%
Income from Insurance, Pension Plans and Capitalization Bonds (It includes the financial income of the operation)	18% to 23%	Maintained	32.0%
Expanded ALL (R$ billion)	R$17.0 to R$21.0	R$25.5 to R$27.5	R$17.4

The projections do not guarantee future performance and involve risks and uncertainties, as they are based on premises and depend on future events that may not occur.

For further information, we suggest checking the Economic and Financial Analysis Report – 3Q22, available at www.bradescori.com.br.

Cidade de Deus, Osasco, SP, November 8, 2022

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.